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REPRESENTED BY PAN PACIFIC I.R. LTD.                      CONTACT: Lorne Waldman
1790 - 99 WEST HASTINGS STREET                                         President
VANCOUVER, BC, CANADA V6C 2W2                                            E-MAIL:
TEL:  (604) 669-7800  FAX:  (604) 669-7816                shareholder@namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831



                            NAM TAI ELECTRONICS, INC.
             NEW MONTHLY SALES RECORD OF $54.6 MILLION IN JUNE 2004

VANCOUVER, CANADA - July 7, 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange Symbol:
884852) announced that it has once again achieved a new all time monthly sales record of $54.6 million in June, 2004, an 7.48% increase over the previous single month sales record of $50.8 million achieved in the last month May 2004.

Mr. Murakami, Nam Tai's Chairman, commented, "I am pleased to see the continuous growth of our sales results. During the month, we achieved outstanding sales performance for several products same as last month, including CMOS image sensor modules built in to cellular phones, Bluetooth(TM) cellular phone headsets, cellular phones in semi-knocked down ("SKD") form, flexible printed circuit sub-assemblies and USB microphones and converter box for a PlayStation(R)2 singing game."

"With this substantial growth in sales, we are making sure that we can achieve final second quarter results that will be exceeding the upside of our guidance range of between $125 million and $140 million provided in our press release dated April 30, 2004 announcing the first quarter financial results." Mr. Murakami concluded.

Second Quarter Dividend
-----------------------

Nam Tai will pay its second quarter dividend of $0.12 per share on or before July 21, 2004 to shareholders of record at the close of business on June 30, 2004.

Second Quarter Results and Analysts Conference Call
---------------------------------------------------

The Company will release its unaudited second quarter results for the period ended June 30, 2004 after the market closes on Friday, 30 July, 2004. An analyst conference call will be held on Monday, August 2, 2004 at 10:00 a.m. Eastern Time for analysts to discuss the second quarter results with management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com and clicking on the conference call link or over the phone by dialing (651) 291-0900 just prior to its start time.


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About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Safe Harbor
-----------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.



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